FMC

FRASER MILNER CASGRAIN LLP

02060576

Matthew R. Hibbert
Direct Line: 416-367-6765
matthew.hibbert@fmc-law.com

December 5, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

Ladies and Gentlemen:

Subject: **Jannock Properties Limited (File No. 82-5062)**
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, attached hereto is a copy of the following documents, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the Canadian Venture Exchange and which were or will be made public by the Canadian Venture Exchange, or (iii) distributed or become required to distribute to its security holders.

(a) Form 51-901 for the three months ended June 30, 2002;

(b) Form 51-901 for the three months ended September 30, 2002;

(c) Press Release dated May 15, 2002;

(d) Press Release dated August 23, 2002;

(e) Press Release dated November 4, 2002;

dw 12/18

(f) Interim Financial Statements for the three months ended June 30, 2002;

(g) Interim Financial Statements for the three months ended September 30, 2002;

(h) Management Discussion and Analysis for the three months ended June 30, 2002;

(i) Management Discussion and Analysis for the three months ended September 30, 2002;

(j) Confirmation of Mailing dated August 27, 2002; and

(k) Confirmation of Mailing dated November 7, 2002.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you should have any questions or require any additional information, please call the undersigned collect, at (416) 367-6765.

Yours truly,

FRASER MILNER CASGRAIN LLP

Matthew R. Hibbert

MAH/mb
Enclosures

1629984_1.DOC

02 DEC 13 AM

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	June 30, 2002	August 28, 2002

ISSUER ADDRESS
2155 Britannia Road West, Unit 2

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Streetsville, Ontario, L5M 2G6	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

PRESIDENT AND DIRECTOR	PRINT FULL NAME	DATE SIGNED
"Mr. Mitchell Fasken"	Mr. Mitchell Fasken	August 28, 2002

CHIEF FINANCIAL OFFICER AND SECRETARY	PRINT FULL NAME	DATE SIGNED
"Mr. Brian Jamieson"	Mr. Brian Jamieson	August 28, 2002

SCHEDULE A: FINANCIAL STATEMENTS

The interim financial statements have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs*

The following is a breakdown of amounts presented in the interim financial statements for material expenses and material deferred costs for the three month period ended June 30, 2002:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures on property development	$372,000
	Land costs	$356,000
	Development costs	$16,000
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$138,000
	Directors fees	$35,000
	Professional fees	$137,000
	Office administration	$30,000

2. *Related party transactions*

None.

3. *Summary of securities issued and options granted during the period*

a) Summary of securities issued during the three month period ended June 30, 2002:

On May 10, 2002, the Company filed Articles of Amendments that converted each issued and outstanding common share, with the exception of 6 common shares that were redeemed by the Company pursuant to the dissenting shareholder provision of the Business Corporations Act (Ontario), into 175 Class A Special Shares and one Class B Common Share.

On June 10, 2002, the Company redeemed fifteen Class A Special Shares for every 175 of the outstanding Class A Special Shares held by each holder of Class A Special Shares.

b) Summary of options granted during the three month period ended June 30, 2002:

Nil.

4. *Summary of securities as at the end of the reporting period*

As at June 30, 2002:

a) the Company is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Company has 5,701,109,120 Class A Special Shares issued and outstanding.

c) the Company has 35,631,932 Class B Common Shares issued and outstanding;

d) the Company has no options, warrants or convertible securities outstanding;

e) the Company has no shares subject to escrow or pooling agreements.

5. *Directors and officers*

As at the date hereof, the following persons are directors of the Company:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith;

(iv) Ian C.B. Currie; and

(v) D. Mitchell Fasken.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
D. Mitchell Fasken	President

Brian W. Jamieson Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

This document should be read in conjunction with the interim unaudited financial statements, which follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2001.

Results of Operations – Second Quarter 2002 versus Second Quarter 2001

Land sales of $390,000 for this quarter were from the sale of the Gloucester Drive site in Burlington. Last year, land sales for the quarter included $1,701,000 and $855,000 from the sale of two blocks at the Cooksville and King Forest sites.

A mortgage receivable for $5,115,000 remains in default after the purchaser failed to make payment on the due date. Action has commenced to enforce the Company's security, which management believes to be adequate to fully recover the amount outstanding under the mortgage.

Gross profit on land sales for this quarter was $18,000 compared with $636,000 in the same period last year, reflecting the different margins on the individual sites sold.

General and administrative expenses this quarter amounted to $340,000 compared with $401,000 for the same period last year. Interest income of $31,000 this quarter is significantly lower than in 2001 as the Company discontinued accruing interest on the mortgage receivable in default.

Results of Operations – Six months 2002 versus Six months 2001

Land sales of $6,592,000 for the six months include $390,000 for the Gloucester Drive site and $6,200,000 from the recognition of the sale of an 11-acre parcel at the McFarren site. This sale of the McFarren parcel was completed in late 2000 for $6,335,000 but in accordance with the Company's accounting policy, was not recognized as a sale at that time as the down payment received was less than 15%. The reduction in price to $6,200,000 was a discount to reflect early payment.

Last year, land sales for the six months included $1,658,000 and $1,701,000 from the sale of two blocks at the Cooksville site, $855,000 from the sale of a block at the King Forest site and $673,000 from the recognition of sales arising from the collection of vendor mortgages that were held on the Tyandaga site.

Gross profit on land sales for the six months was $2,242,000 compared with $1,637,000 in the same period last year, reflecting the different margins on the individual sites sold.

General and administrative expenses this year amounted to $724,000 compared with $752,000 for the same period last year. Interest and other income of $306,000 in 2002, includes a deposit of $250,000 that was forfeited by a buyer on an uncompleted sale of one of the Burlington sites. Interest income is significantly lower than in 2001 as the Company discontinued accruing interest on the mortgage receivable in default.

An agreement has been made to sell the 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing zoning on the site can be obtained for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. A deposit of $1million was received for this transaction and is being held in trust. Subject to achievement of satisfactory zoning, closing of the sale is not expected to occur until 2003. A hearing to adjudicate upon the land use proposals for this site before the Ontario Municipal Board is scheduled to commence in September 2002. The City of Mississauga is vigorously opposing the Company's application to rezone this site to a mixture of residential and other uses and the outcome could have a material impact on the value of this property.

Conditional agreements have also been made to sell two other parcels of land. An 11-acre apartment block at the Cooksville site in Mississauga is expected to be sold for $6.9 million subject to rezoning and includes a vendor take back mortgage of $5.5 million. The 73-acre Burlington South site in Burlington is expected to be sold for $3.8 million cash subject to completion of due diligence. Closing of both sales is expected to occur later this year.

Cash Flows - Second Quarter 2002 versus Second Quarter 2001

Cash provided by operating activities this year amounted to $379,000 compared to $1,585,000 for the same period last year. This reduction was mainly due to the lower level of land sales offset in part by the $1,000,000 deposit received on the future sale of the Britannia site.

Cash outflows for financing activities consisted of a distribution to shareholders of $5,345,000 through the redemption of Class A special shares. In the same period last year cash flows relating to financing activities included the repayment of $1,275,000 in bank loans.

Cash outflows for investing purposes this year consisted of the deposit of $1million, which is being held, in trust for the future sale of the Britannia site.

Cash Flows – Six months 2002 versus Six months 2001

Cash provided by operating activities this year amounted to $5,213,000 compared to $2,620,000 for the same period last year. This increase was mainly due to higher land sales and the deposit received on the future sale of the Britannia site.

Cash outflows for financing activities consisted of a distribution to shareholders of $5,345,000 through the redemption of Class A special shares. In the same period last year cash flows relating to financing activities included the repayment of $750,000 in bank loans.

Cash outflows for investing purposes this year consisted of the deposit of $1million, which is being held, in trust for the future sale of the Britannia site.

Cumulative Cash Flows since inception in March 2000

Cash receipts from operations	25,614,000
Cash spending	(14,274,000)
Restricted cash held in trust	(1,002,000)
Net cash available for distribution	10,338,000
Shareholder distribution – August 2000	(3,563,000)
Shareholder distribution – June 2002	(5,345,000)
Undistributed cash at June 30, 2002	1,430,000

Financial Position

Total assets at June 30, 2002 were $29,765,000 compared with $33,040,000 at December 31, 2001. Land under development decreased by $3,504,000 mainly due to the cost of land sales that were recorded during the period.

Liabilities at June 30, 2002 were $3,253,000 compared with $2,918,000 at December 31, 2001. The costs that are expected to be incurred on land that has been sold decreased by $991,000 but were offset by an increase in deposits on land sales of $1,002,000. The only current usage of the revolving credit facility is for outstanding letters of credit of $3,849,000.

At June 30, 2002, total vendor take-back mortgages that are held by the Company amounted to $5,419,000 (December 31, 2001- $11,754,000) and consisted of:

a) $5,339,000 (December 31, 2001 - $5,339,000) that are carried as receivables on the balance sheet. Included in this amount is a mortgage for $5,115,000 that is now in default.
b) $80,000 (December 31, 2001 - $6,415,000) that are not carried as receivables on the Company's balance sheet, relating to sales agreements where the deposits received to date are less than 15%. The reduction resulted from the early repayment of a mortgage receivable of $6,335,000 that was received during the First Quarter of 2002.

At June 30, 2002 the current status of the Company's real estate inventory was:

Municipality	Site	Acres	Current status
Mississauga	Cooksville	11	Conditional sale at $6.9 million
Mississauga	Britannia	221	Conditional sale at $28 million

Burlington	King Forest	38*	Being marketed
Burlington	Burlington South	73*	Conditional sale at $3.8 million
Milton	Urban	48	Being marketed
Milton	Rural	301	Under study

* Saleable acres

Capital Reorganization

On May 9, 2002, the Company's capital was reorganized by Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175 Class A Special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro-rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the Company during the period. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit. Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

During the period ended June 30, 2002 the Company redeemed 15 of the 175 Class A special shares at a cost of $5,345. The redemption cost has been charged against share capital. There are 160 Class A special shares associated with each Class B common share after the redemption.

Risks and Uncertainties

The equity interest in Jancor Companies, Inc. (Jancor) was sold in 2001 in exchange for a 25% share of any net proceeds to equity holders if Jancor is sold. The extent to which any of the income tax losses associated with this sale can be used to shelter future earnings for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties. It is not possible to predict what proceeds, if any, may be received by Jannock Properties in the future.

Based on its unaudited results, Jancor is profitable through the first six months of 2002 and is ahead of 2001 for the comparable period. Resin costs have been increasing during 2002 and it is likely that earnings in the second half of the year will be lower than in the same period last year. Jancor continued to reduce its debt during the first half of 2002.

02 DEC 13 AM 9:55

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	September 30, 2002	November 7, 2002

ISSUER ADDRESS
2155 Britannia Road West, Unit 2

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Streetsville, Ontario, L5M 2G6	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

PRESIDENT AND DIRECTOR	PRINT FULL NAME	DATE SIGNED
"Mr. Mitchell Fasken"	Mr. Mitchell Fasken	November 7, 2002
CHIEF FINANCIAL OFFICER AND SECRETARY	PRINT FULL NAME	DATE SIGNED
"Mr. Brian Jamieson"	Mr. Brian Jamieson	November 7, 2002

SCHEDULE A: FINANCIAL STATEMENTS

The interim financial statements have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

The following is a breakdown of amounts presented in the interim financial statements for material expenses and material deferred costs for the three month period ended September 30, 2002:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures on property development	$52,000
	Land costs	-
	Development costs	$52,000
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$163,000
	Directors fees	$26,000
	Professional fees	$67,000
	Office administration	$23,000

2. Related party transactions

None.

3. Summary of securities issued and options granted during the period

a) Summary of securities issued during the three month period ended September 30, 2002:

Nil.

b) Summary of options granted during the three month period ended September 30, 2002:

Nil.

4. *Summary of securities as at the end of the reporting period*

As at September 30, 2002:

a) the Company is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Company has 5,701,109,120 Class A Special Shares issued and outstanding.

c) the Company has 35,631,932 Class B Common Shares issued and outstanding;

d) the Company has no options, warrants or convertible securities outstanding;

e) the Company has no shares subject to escrow or pooling agreements.

5. *Directors and officers*

As at the date hereof, the following persons are directors of the Company:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith;

(iv) Ian C.B. Currie; and

(v) D. Mitchell Fasken.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
D. Mitchell Fasken	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

This document should be read in conjunction with the interim unaudited financial statements, which follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2001.

Results of Operations – Third Quarter 2002 versus Third Quarter 2001

There were no land sales recorded for the Third Quarter this year. Last year, land sales for the quarter were $301,000 from the recognition of sales arising from the collection of vendor take-back mortgages that were held on the Tyandaga site.

Gross losses on land sales for this quarter were $52,000 compared with gross profits of $135,000 in the same period last year. The losses this quarter related to cost of sales adjustments associated with a property that had previously been recorded as a sale.

General and administrative expenses this quarter amounted to $279,000 compared with $316,000 for the same period last year. Interest income of $11,000 this quarter is significantly lower than in 2001 as the Company has discontinued accruing interest on the mortgage receivable in default.

A conditional agreement has recently been made to sell a 48-acre residential site in Milton for $3.5 million of which $2.6 million will be a vendor take-back mortgage.

Results of Operations – Nine Months 2002 versus Nine Months 2001

Land sales of $6,592,000 for the nine months include $390,000 for the Gloucester Drive site and $6,200,000 from the recognition of the sale of an 11-acre parcel at the McFarren site. This sale of the McFarren parcel was completed in late 2000 for $6,335,000 but, in accordance with the Company's accounting policy, was not recognized as a sale at that time as the down payment received was less than 15%. The reduction in price to $6,200,000 was a discount to reflect early payment.

Last year, land sales of $5,191,000 for the nine months included $1,658,000 and $1,701,000 from the sale of two blocks at the Cooksville site, $855,000 from the sale of a block at the King Forest site and $974,000 from the recognition of sales arising from the collection of vendor mortgages that were held on the Tyandaga site.
Gross profit on land sales for the nine months was $2,190,000 compared with $1,772,000 in the same period last year, reflecting the different margins on the individual sites sold.

General and administrative expenses this year amounted to $1,003,000 compared with $1,068,000 for the same period last year. Interest and other income of $317,000 in 2002 includes a deposit of $250,000 that was forfeited by a buyer on an uncompleted sale of one of the Burlington sites. Interest income is significantly lower than in 2001 as the Company has discontinued accruing interest on the mortgage receivable in default.

An agreement has been made to sell the 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing zoning on the site can be obtained for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. A deposit of $1 million was received for this transaction and is being held in trust. Subject to achievement of satisfactory zoning, closing of the sale is not expected to occur until 2003. The hearing to adjudicate upon the land use proposals for this site before the Ontario Municipal Board commenced on September 10th, 2002 and is expected to continue until at least December. The City of Mississauga is vigorously opposing the Company's application to rezone this site to a mixture of residential and other uses and the outcome would have a material impact on the value of this property and consequently the value of the Company.

Conditional agreements are currently in place to sell three other parcels of land:
- $6.9 million for an 11-acre apartment block at the Cooksville site in Mississauga, which includes a vendor take-back mortgage of $5.5 million.
- $3.8 million cash for the 73-acre Burlington South.
- $3.5 million for a 48-acre residential site in Milton of which $2.6 million will be a vendor take-back mortgage.

Closing of these sales is expected to occur later this year or early next year but as these sales are conditional there can be no assurance that they will close.

Cash Flows - Third Quarter 2002 versus Third Quarter 2001

Cash outflows used in operating activities this year amounted to $1,423,000 compared to inflows of $1,117,000 for the same period last year. Cash receipts this year of $18,000 were $1,851,000 lower than last year which included $265,000 from land sales and $1,475,000 from the receipt of a mortgage receivable. Expenditures were $689,000 higher than last year mainly due to costs associated with the Ontario Municipal Board hearing on the future of the Britannia site.

There were no significant cash flows for financing or investing activities in either 2002 or 2001.

Cash Flows – Nine Months 2002 versus Nine Months 2001

Cash provided by operating activities this year amounted to $3,790,000 compared to $3,737,000 for the same period last year. Cash receipts this year of $7,918,000 include a $1 million deposit received on the future sale of the Britannia site and are $1,105,000 higher than last year. Cash expenditures this year are $4,128,000 and are $1,052,000 higher than last year mainly due to spending of approximately $1 million that relates to the Ontario Municipal Board hearing on the future of the Britannia site.

Cash outflows for investing purposes this year consisted of a deposit of $1 million, which is being held in trust for the future sale of the Britannia site.

Cash outflows for financing activities consisted of a distribution to shareholders of $5,345,000 through the redemption of Class A special shares. In the same period last year, cash flows relating to financing activities included the repayment of $750,000 in bank loans.

Cumulative Cash Flows since Inception in March 2000

Cash receipts from operations	$ 25,632,000
Cash spending	(15,715,000)
Restricted cash held in trust	(1,009,000)
Net cash available for distribution	8,908,000
Shareholder distribution – August 2000	(3,563,000)
Shareholder distribution – June 2002	(5,345,000)
Undistributed cash at September 30, 2002	$ 0

Financial Position

Total assets at September 30, 2002 were $29,839,000 compared with $33,040,000 at December 31, 2001. Land under development decreased by $3,475,000 mainly due to the cost of land sales that were recorded during the period. Land held for development has increased by $1,765,000 mainly because of expenditures related to the Ontario Municipal Board hearing on the future of the Britannia site.

Liabilities at September 30, 2002 were $3,537,000 compared with $2,918,000 at December 31, 2001. The costs that are expected to be incurred on land that has been sold decreased by $1,005,000 but were offset by an increase in deposits on land sales of $1,009,000. At September 30, 2002 the only usage of the revolving credit facility was for outstanding letters of credit of $3,709,000.

At September 30, 2002, total vendor take-back mortgages that are held by the Company amounted to $5,419,000 (December 31, 2001 - $11,754,000) and consisted of:

a) $5,339,000 (December 31, 2001 - $5,339,000) that are carried as receivables on the balance sheet. Included in this amount is a mortgage for $5,115,000 that is in default after the purchaser failed to make payment on the due date. Action has commenced to enforce the Company's security under a power of sale and the property has been listed for sale. Net proceeds are expected to be sufficient to recover the amounts outstanding on the mortgage.
b) $80,000 (December 31, 2001 - $6,415,000) that are not carried as receivables on the Company's balance sheet, relating to sales agreements where the deposits received to date are less than 15%. The reduction resulted from the early repayment of a mortgage receivable of $6,335,000 that was received during the First Quarter of 2002.

At September 30, 2002 the current status of the Company's real estate inventory was:

Municipality	Site	Acres	Current status
Mississauga	Cooksville	11	Conditional sale at $6.9 million
Mississauga	Britannia	221	Conditional sale at $28 million
Burlington	King Forest	38*	Being marketed
Burlington	Burlington South	73*	Conditional sale at $3.8 million
Milton	Urban	48	Conditional sale at $3.5 million
Milton	Rural	301	Under study

* Saleable acres

Capital Reorganization

On May 9, 2002, the Company's capital was reorganized by Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175 Class A Special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the Company during the period. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.

Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

During the period ended September 30, 2002, the Company redeemed 15 of the 175 Class A special shares at a cost of $5,345. The redemption cost has been charged against share capital. There are 160 Class A special shares associated with each Class B common share after the redemption.

Contingent Asset

The Company sold its equity interest in Jancor Companies, Inc. (Jancor), a US manufacturer of residential vinyl siding, windows and, outdoor furniture, in 2001. After the sale, Jannock Properties no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to 25% of any net proceeds to the equity holders if and when the purchaser sells Jancor. Currently there are no prospects for a sale of the business and it is unlikely that the owners will seek a buyer for Jancor for some time.

Jancor has generated free cash flow for the past two years enabling it to reduce its debt significantly.
It is not possible to predict what proceeds, if any, Jannock Properties may receive in the future.

The extent to which any of the income tax losses associated with the sale of the equity interest in Jancor can be used to shelter future earnings for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: JANNOCK PROPERTIES LIMITED

CDNX SYMBOL: JPL.UN

May 15, 2002

Jannock Properties Limited Announces Distribution To Shareholders

TORONTO, ONTARIO--Jannock Properties Limited today announced that its Board of Directors has approved a cash distribution equivalent to $0.15 per Unit on June 10, 2002 to the unit holders of record as at the close of business on May 24, 2002. Following a capital reorganization of Jannock Properties that occurred on May 9, 2002, all of the common shares of Jannock Properties were converted into Units. Each Unit is currently comprised of 175 Class A Special shares and one Class B Special share. The number of Class A Special shares associated with each Unit will be reduced as Class A Special shares are redeemed by the Company from time to time.

The cash distribution will be achieved through the redemption of 15 of the 175 Class A Special shares that currently comprise each Unit at a redemption price of $0.01 per share.

Jannock Properties Limited is headquartered in Mississauga, Ontario. The mandate for the Company is to sell its assets for the best price possible and to distribute the proceeds to its shareholders. Jannock Properties Limited Units are listed on the TSX Venture Exchange (trading symbol: JPL.UN).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Jannock Properties Limited
Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

INDUSTRY: REA
SUBJECT: STK

-0-

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: JANNOCK PROPERTIES LIMITED

TSX SYMBOL: JPL.UN

August 23, 2002

Jannock Properties Limited Reports June 30, 2002 Results.

TORONTO, ONTARIO--Jannock Properties Limited today reported net earnings of $312,000 ($0.01 per share) for the Second Quarter of 2002 compared with a loss of $473,000 ($0.01 per share) for the same period in 2001. Net earnings in the Second Quarter this year included an income tax recovery of $585,000 to reflect the impact on future income taxes of the expected sales of the Britannia and Burlington South sites. In the Second Quarter of last year net earnings included an income tax charge of $665,000 to reflect the effect of announced changes in future income tax rates. Operating cash generated during the period amounted to $379,000 compared with $1,585,000 in 2001.

Real Estate

Sales in the Second Quarter of 2002 were $390,000 from the sale of the Gloucester Drive site in Burlington. In the Second Quarter of 2001, sales were $2,559,000 from the sale of two blocks of land at the Cooksville and King Forest sites. For the six months to June 30th, sales in 2002 amounted to $6,592,000 compared with $4,890,000 in 2001.

A mortgage receivable for $5,115,000 remains in default after the purchaser failed to make payment on the due date. Action has commenced to enforce the Company's security, which is believed to be sufficient to recover the amounts outstanding on the mortgage.

As previously announced, conditional agreements have been made to sell two sites in Mississauga and Burlington. An 11-acre apartment block at the Cooksville site in Mississauga is expected to be sold for $6.9 million subject to rezoning and includes a vendor take back mortgage of $5.5 million. A 73-acre site in Burlington is expected to be sold for $3.8 million cash subject to completion of due diligence. Closing of both sales is expected to occur later this year.

Britannia Road site

The Company previously announced that it has entered into an agreement to sell its 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing zoning on the site can be obtained for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. A deposit of $1million was received for this transaction and is being held in trust.

A hearing to adjudicate upon the land use proposals for this site before the Ontario Municipal Board is scheduled to commence in September 2002.

The City of Mississauga is vigorously opposing the Company's application to rezone this site to a mixture of residential and other uses and the outcome could have a material impact on the value of this property.

Cash Flows from Operations

Cash provided by operating activities this year amounted to $379,000 and consisted of cash receipts of $1,427,000 less expenditures of $1,048,000. Included in cash receipts in 2002, is a deposit of $1million on the expected future sale of the Britannia property. In 2001, cash provided by operating activities was $1,585,000 and consisted of total receipts of $2,669,000 less expenditures of $1,084,000. The reduction in receipts in 2002 related mainly to the lower level of land sales.

Corporate Items

The Company made a distribution of $5,345,000 to shareholders on June 10, 2002, which was equivalent to $0.15 per Class B common share. This was accomplished by redeeming 15 of the 175 Class A special shares that had been issued for each common share as part of the capital restructuring that occurred on May 9, 2002.

The mandate for the Company is to dispose of its assets in manner which maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion. The Company's shares are listed on the Canadian Venture Exchange as units, which currently consist of 160, Class A special shares and 1 Class B common share (trading symbol: JPL.UN).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

/T/

INTERIM BALANCE SHEET
(in thousands of Canadian dollars)

	JUNE 30 2002	DECEMBER 31 2001
	(unaudited)	

ASSETS		
Land under development	$12,296	$15,800
Land held for development	4,469	4,077
Mortgages receivable (note 3)	5,339	5,339
Future income taxes	4,993	5,071
Other assets	236	189
Cash and cash equivalents	1,430	2,564
Restricted cash held in trust	1,002	
	$29,765	$33,040

LIABILITIES		
Accounts payable and accrued liabilities (note 4)	2,081	2,813
Income taxes payable	157	92
Deposits on land sales	1,015	13
	$3,253	$2,918

SHAREHOLDERS' EQUITY		
Capital stock (note 6)	$56,964	$62,309
Contributed surplus	6,868	6,868
Deficit	(37,320)	(39,055)
	$26,512	$30,122
	$29,765	$33,040

INTERIM STATEMENT OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2002	2001	2002	2001
	(unaudited)		(unaudited)	
Land sales (note 2)	$390	$2,559	$6,592	$4,890
Cost of sales	372	1,923	4,350	3,253
Gross profit	18	636	2,242	1,637

Interest and other income	31	112	306	220
General and administrative costs	340	401	724	752
Earnings/(loss) before income taxes	(291)	347	1,824	1,105
Provision for/(recovery of) income taxes (note 5)				
- current	5	45	11	79
- future	(608)	775	78	1,060
Net earnings/(loss) for the period	$312	$(473)	$1,735	$(34)
Deficit - Beginning of period	$37,632	$38,762	$39,055	$39,201
Deficit - End of period	$37,320	$39,235	$37,320	$39,235
Earnings/(loss) per share	$0.01	$(0.01)	$0.05	$-

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2002	2001	2002	2001
	(unaudited)		(unaudited)	
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	$390	$2,559	$6,592	$4,799
Deposit received on future land sales	1,000		$1,000	
Interest and other income received	37	110	308	145
Cash payments				
Real estate commissions		(41)		(41)
Expenditures on land development	(671)	(658)	(1,868)	(1,313)
Payments of assumed liabilities	(50)	-	(50)	

Income taxes paid/refunded	(11)	(24)	56	(156)
Payments of general and administrative and other	(366)	(303)	(875)	(742)
Interest paid	-	(8)	-	(22)
	379	1,585	5,213	2,620
INVESTING ACTIVITIES				
Restricted cash held in trust	(1,002)	-	(1,002)	-
FINANCING ACTIVITIES				
Bank loan		(1,275)		(750)
Redemption of Class A special shares	(5,345)	-	(5,345)	-
	(5,345)	(1,275)	(5,345)	(750)
INCREASE/(DECREASE) IN CASH	(5,968)	310	(1,134)	1,870
CASH BEGINNING OF PERIOD	$7,398	$1,628	$2,564	$68
CASH END OF PERIOD	$1,430	$1,938	$1,430	$1,938

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(in thousands of Canadian dollars)

/T/

1. Summary of Significant Accounting Policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2001 and should be read in conjunction with those financial statements.

2. Land sales

The company's accounting policy is to not record land sales until all material conditions have been fulfilled and the company has received cash deposits of at least 15% of the purchase price.

The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the results are not therefore an indication of sales that may be experienced in the rest of the year. The revenue is generated by specific projects as the marketplace dictates and buyers become available. During the period ended June 30, 2002, land sales included $6,200 and $390 to two purchasers (June 30, 2001 included land sales of $1,701, $1,658, $855 and $673 to four purchasers).

3. Mortgages receivable

A mortgage receivable for $5,115 is now in default after the purchaser failed to make payment on the due date. As the mortgage is now in default the Company has discontinued accruing interest. Action has commenced to enforce the Company's security, which management believes to be adequate to fully recover the amount outstanding under the mortgage.

At June 30, 2002, there are mortgages of $80 (December 31, 2001 - $6,415) under agreements for sale for which deposits received are less than 15% and accordingly these sales and receivables have not been recognized in these financial statements. Land under development includes the land costs relating to these transactions.

4. Accounts payable and accrued liabilities

An amount of $1,449 is included for costs expected to be incurred on land that has been sold (December 31, 2001 - $2,440)

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

/T/

Jannock Properties Limited

Press Release

November 4, 2002

Jannock Properties Limited reports September 30, 2002 results.

TORONTO, ONTARIO—Jannock Properties Limited today reported a net loss of $210,000 ($0.01 per share) for the Third Quarter of 2002 compared with a loss of $40,000 ($0.00 per share) for the same period in 2001. Operating cash outflows during the period amounted to $1,423,000 compared with an inflow of $1,117,000 in 2001.

Real Estate

There were no sales recorded in the Third Quarter of 2002. In the Third Quarter of 2001, sales were $301,000 from the recognition of sales arising from the collection of vendor take-back mortgages that were held on the Tyandaga site. For the nine months to September 30, sales in 2002 amounted to $6,592,000 compared with $5,191,000 in 2001.

A mortgage receivable for $5,115,000 remains in default after the purchaser failed to make payment on the due date. Action has commenced to enforce the Company's security under a power of sale and the property has been listed for sale. Net proceeds are expected to be sufficient to recover the amounts outstanding on the mortgage.

A conditional agreement has recently been made to sell a 48-acre residential site in Milton for $3.5 million of which $2.6 million will be a vendor take-back mortgage. As previously announced, conditional agreements have also been made to sell two sites in Mississauga and Burlington. An 11-acre apartment block at the Cooksville site in Mississauga is expected to be sold for $6.9 million and includes a vendor take-back mortgage of $5.5 million. A 73-acre site in Burlington is expected to be sold for $3.8 million cash. Closing of these sales is expected to occur later this year or early next year.

Britannia Road Site

The Company previously announced that it has entered into an agreement to sell its 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing zoning on the site can be obtained for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. A deposit of $1 million was received for this transaction and is being held in trust.

The hearing to adjudicate upon the land use proposals for this site before the Ontario Municipal Board commenced on September 10, 2002 and is expected to continue until at least late December.

The City of Mississauga is vigorously opposing the Company's application to rezone this site to a mixture of residential and other uses and the outcome would have a material impact on the value of this property and consequently the value of the Company.

Cash Flows from Operations

Cash outflows for operating activities in the Third Quarter this year amounted to $1,423,000 and consisted of cash receipts of $18,000 less expenditures of $1,441,000. In the same period in 2001, cash provided by operating activities was $1,117,000 and consisted of total receipts of $1,869,000 less expenditures of $752,000. The receipts in 2001 included the proceeds from a mortgage receivable of $1,475,000. The higher level of expenditures in 2002 related mainly to costs associated with the Ontario Municipal Board hearing on the future use of the Britannia site.

The mandate for the Company is to dispose of its assets in a manner which maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion. The Company's shares are listed on the Canadian Venture Exchange as units, which currently consist of 160 Class A special shares and 1 Class B common share (trading symbol: JPL.UN).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition, there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

JANNOCK PROPERTIES LIMITED

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	SEPTEMBER 30 2002 (unaudited)	DECEMBER 31 2001
ASSETS		
Land under development	**$ 12,325**	$ 15,800
Land held for development	**5,842**	4,077
Mortgages receivable (note 3)	**5,339**	5,339
Future income taxes	**5,108**	5,071
Other assets	**216**	189
Cash and cash equivalents	**-**	2,564
Restricted cash held in trust	**1,009**	-
	$ 29,839	$ 33,040
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	**$ 2,345**	$ 2,813
Income taxes payable	**170**	92
Deposits on land sales	**1,022**	13
	$ 3,537	$ 2,918
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**$ 56,964**	$ 62,309
Contributed surplus	**6,868**	6,868
Deficit	**(37,530)**	(39,055)
	$ 26,302	$ 30,122
	$ 29,839	$ 33,040

INTERIM STATEMENT OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2002	2001	**2002**	2001
	(unaudited)		(unaudited)	
Land sales (note 2)	**$ -**	$ 301	**$ 6,592**	$ 5,191
Cost of sales	**52**	166	**4,402**	3,419
Gross profit/(loss)	**(52)**	135	**2,190**	1,772
Interest and other income	**11**	120	**317**	340
General and administrative costs	**(279)**	(316)	**(1,003)**	(1,068)
Earnings/(loss) before income taxes	**(320)**	(61)	**1,504**	1,044
Provision for/(recovery of) income taxes (note 5) - current	**5**	18	**16**	97
- future	**(115)**	(39)	**(37)**	1,021
Net earnings/(loss) for the period	**$ (210)**	$ (40)	**$ 1,525**	$ (74)
Deficit - Beginning of period	**$ 37,320**	$ 39,235	**$ 39,055**	$ 39,201
Deficit - End of period	**$ 37,530**	$ 39,275	**$ 37,530**	$ 39,275
Earnings/(loss) per share	**$ (0.01)**	$ (0.00)	**$ 0.04**	$ (0.00)

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2002	2001	**2002**	2001
	(unaudited)		(unaudited)	
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ -**	$ 265	**$ 6,592**	$ 5,064
Deposit received on future land sales	**-**	-	**1,000**	-
Collection of mortgages receivable	**-**	1,475	**-**	1,475
Interest and other income received	**18**	129	**326**	274
Cash payments				
Real estate commissions	**-**	-	**-**	(41)
Expenditures on land development	**(1,212)**	(353)	**(3,080)**	(1,665)
Payments of assumed liabilities	**-**	(28)	**-**	(78)
Income taxes paid/refunded	**2**	-	**58**	(147)
Payments of general and administrative and other	**(231)**	(371)	**(1,106)**	(1,123)
Interest paid	**-**	-	**-**	(22)
	(1,423)	1,117	**3,790**	3,737
INVESTING ACTIVITIES				
Restricted cash held in trust	**(7)**	-	**(1,009)**	-
FINANCING ACTIVITIES				
Bank loan	**-**	-	**-**	(750)
Redemption of Class A special shares	**-**	-	**(5,345)**	-
	-	-	**(5,345)**	(750)
INCREASE/(DECREASE) IN CASH	**(1,430)**	1,117	**(2,564)**	2,987
CASH BEGINNING OF PERIOD	**$ 1,430**	$ 1,938	**$ 2,564**	$ 68
CASH END OF PERIOD	**$ -**	$ 3,055	**$ -**	$ 3,055

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of Canadian dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2001 and should be read in conjunction with those financial statements.

2. Land sales

The Company's accounting policy is to not record land sales until all material conditions have been fulfilled and the Company has received cash deposits of at least 15% of the purchase price.

The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the results are not therefore an indication of sales that may be experienced in the rest of the year. The revenue is generated by specific projects as the marketplace dictates and buyers become available. During the period ended September 30, 2002, land sales included $6,200 and $390 to two purchasers (September 30, 2001 included land sales of $1,701, $1,658, $855 and $974 to four purchasers).

3. Mortgages receivable

A mortgage receivable for $5,115 is now in default after the purchaser failed to make payment on the due date. As the mortgage is now in default, the Company has discontinued accruing interest. Action has commenced to enforce the Company's security, which management believes to be adequate to fully recover the amount outstanding under the mortgage.

At September 30, 2002, there are mortgages of $80 (December 31, 2001 - $6,415) under agreements for sale for which deposits received are less than 15% and accordingly these sales and receivables have not been recognized in these financial statements. Land under development includes the land costs relating to these transactions.

4. Accounts payable and accrued liabilities

An amount of $1,435 is included for costs expected to be incurred on land that has been sold (December 31, 2001 - $2,440).

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Nine months ended	
	September 30, 2002	September 30, 2001
Earnings before income taxes	$1,504	$1,044
Expected income taxes	$ 581	$ 440
Large corporations tax	16	13
Effect of changes in rates	(618)	665
Total	$ (21)	$1,118

An increase in the future income tax assets of $585 has been included in the provision for income taxes for the period ended September 30, 2002 relating to the tax rates expected to be in effect when the sales of the Britannia and Burlington South sites are recognized. (September 30, 2001 included a provision of $665 for a reduction in the future income tax assets reflecting changes in the substantively enacted income tax rates in the Province of Ontario). The Province of Ontario has announced that it will delay the scheduled reductions in corporate income tax rates for one year. When this delay is substantively enacted, it will result in an additional increase in the future income tax asset of approximately $200.

6. Capital Stock

On May 9, 2002, the Company's capital was reorganized by Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the Company during the period. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit. Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

During the period ended September 30, 2002, the Company redeemed 15 of the 175 Class A special shares at a cost of $5,345. The redemption cost has been charged against share capital. There are 160 Class A special shares associated with each Class B common share after the redemption.

Jannock Properties Limited

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	JUNE 30 2002 (unaudited)	DECEMBER 31 2001
ASSETS		
Land under development	**$ 12,296**	$ 15,800
Land held for development	**4,469**	4,077
Mortgages receivable (note 3)	**5,339**	5,339
Future income taxes	**4,993**	5,071
Other assets	**236**	189
Cash and cash equivalents	**1,430**	2,564
Restricted cash held in trust	**1,002**	
	$ 29,765	$ 33,040
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	**2,081**	2,813
Income taxes payable	**157**	92
Deposits on land sales	**1,015**	13
	$ 3,253	$ 2,918
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**$ 56,964**	$ 62,309
Contributed surplus	**6,868**	6,868
Deficit	**(37,320)**	(39,055)
	$ 26,512	$ 30,122
	$ 29,765	$ 33,040

INTERIM STATEMENT OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)

	THREE MONTHS ENDED JUNE 30 2002 (unaudited)	THREE MONTHS ENDED JUNE 30 2001 (unaudited)	SIX MONTHS ENDED JUNE 30 2002 (unaudited)	SIX MONTHS ENDED JUNE 30 2001 (unaudited)
Land sales (note 2)	**$ 390**	$ 2,559	**$ 6,592**	$ 4,890
Cost of sales	**372**	1,923	**4,350**	3,253
Gross profit	**18**	636	**2,242**	1,637
Interest and other income	**31**	112	**306**	220
General and administrative costs	**340**	401	**724**	752
Earnings/(loss) before income taxes	**(291)**	347	**1,824**	1,105
Provision for/(recovery of) income taxes (note 5) - current	**5**	45	**11**	79
- future	**(608)**	775	**78**	1,060
Net earnings/(loss) for the period	**$ 312**	$ (473)	**$ 1,735**	$ (34)
Deficit - Beginning of period	**$ 37,632**	$ 38,762	**$ 39,055**	$ 39,201
Deficit - End of period	**$ 37,320**	$ 39,235	**$ 37,320**	$ 39,235
Earnings/(loss) per share	**$ 0.01**	$ (0.01)	**$ 0.05**	$ -

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED JUNE 30 2002	THREE MONTHS ENDED JUNE 30 2001	SIX MONTHS ENDED JUNE 30 2002	SIX MONTHS ENDED JUNE 30 2001
	(unaudited)		(unaudited)	
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ 390**	$ 2,559	**$ 6,592**	$ 4,799
Deposit received on future land sales	**1,000**		**$ 1,000**	
Interest and other income received	**37**	110	**308**	145
Cash payments				
Real estate commissions		(41)		(41)
Expenditures on land development	**(671)**	(658)	**(1,868)**	(1,313)
Payments of assumed liabilities		(50)	**-**	(50)
Income taxes paid/refunded	**(11)**	(24)	**56**	(156)
Payments of general and administrative and other	**(366)**	(303)	**(875)**	(742)
Interest paid	**-**	(8)	**-**	(22)
	379	1,585	**5,213**	2,620
INVESTING ACTIVITIES				
Restricted cash held in trust	**(1,002)**	-	**(1,002)**	-
FINANCING ACTIVITIES				
Bank loan		(1,275)		(750)
Redemption of Class A special shares	**(5,345)**	-	**(5,345)**	-
	(5,345)	(1,275)	**(5,345)**	(750)
INCREASE/(DECREASE) IN CASH	**(5,968)**	310	**(1,134)**	1,870
CASH BEGINNING OF PERIOD	**$ 7,398**	$ 1,628	**$ 2,564**	$ 68
CASH END OF PERIOD	**$ 1,430**	$ 1,938	**$ 1,430**	$ 1,938

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(in thousands of Canadian dollars)

1. Summary of Significant Accounting Policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2001 and should be read in conjunction with those financial statements.

2. Land sales

The company's accounting policy is to not record land sales until all material conditions have been fulfilled and the company has received cash deposits of at least 15% of the purchase price.
The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the results are not therefore an indication of sales that may be experienced in the rest of the year.. The revenue is generated by specific projects as the marketplace dictates and buyers become available. During the period ended June 30, 2002, land sales included $6,200 and $390 to two purchasers (June 30, 2001 included land sales of $1,701, $1,658, $855 and $673 to four purchasers).

3. Mortgages receivable

A mortgage receivable for $5,115 is now in default after the purchaser failed to make payment on the due date. As the mortgage is now in default the Company has discontinued accruing interest. Action has commenced to enforce the Company's security, which management believes to be adequate to fully recover the amount outstanding under the mortgage.
At June 30, 2002, there are mortgages of $80 (December 31, 2001 - $6,415) under agreements for sale for which deposits received are less than 15% and accordingly these sales and receivables have not been recognized in these financial statements. Land under development includes the land costs relating to these transactions.

4. Accounts payable and accrued liabilities

An amount of $1,449 is included for costs expected to be incurred on land that has been sold (December 31, 2001 - $2,440)

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Six months ended	
	June 30, 2002	June 30, 2001
Earnings before income taxes	1,824	1,105
Expected income taxes	704	474
Large corporations tax	11	
Effect of changes in rates	(626)	665
Total	$ 89	$1,139

An increase in future income taxes assets of $585 has been included in the provision for income taxes for the period ended June 30, 2002 relating to the tax rates expected to be in effect when the sale of the Britannia and Burlington South sites are recognized (June 30, 2001 included a provision of $665 for a reduction in the future income taxes assets reflecting changes in the substantively enacted income tax rates in the Province of Ontario). The Province of Ontario has announced that it will delay the scheduled reductions in corporate income tax rates for one year. When this delay is enacted, it will result in an additional increase in the future income tax asset of approximately $200,000.

6. Share capital

On May 9, 2002, the Company's capital was reorganized by Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175 Class A Special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro-rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the Company during the period. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit. Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

During the period ended June 30, 2002 the Company redeemed 15 of the 175 Class A special shares at a cost of $5,345. The redemption cost has been charged against share capital. There are 160 Class A special shares associated with each Class B common share after the redemption.

Jannock Properties Limited

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	SEPTEMBER 30 2002 (unaudited)	DECEMBER 31 2001
ASSETS		
Land under development	**$ 12,325**	$ 15,800
Land held for development	**5,842**	4,077
Mortgages receivable (note 3)	**5,339**	5,339
Future income taxes	**5,108**	5,071
Other assets	**216**	189
Cash and cash equivalents	**-**	2,564
Restricted cash held in trust	**1,009**	-
	$ 29,839	$ 33,040
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	**$ 2,345**	$ 2,813
Income taxes payable	**170**	92
Deposits on land sales	**1,022**	13
	$ 3,537	$ 2,918
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**$ 56,964**	$ 62,309
Contributed surplus	**6,868**	6,868
Deficit	**(37,530)**	(39,055)
	$ 26,302	$ 30,122
	$ 29,839	$ 33,040

INTERIM STATEMENT OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2002	2001	**2002**	2001
	(unaudited)		(unaudited)	
Land sales (note 2)	**$ -**	$ 301	**$ 6,592**	$ 5,191
Cost of sales	**52**	166	**4,402**	3,419
Gross profit/(loss)	**(52)**	135	**2,190**	1,772
Interest and other income	**11**	120	**317**	340
General and administrative costs	**(279)**	(316)	**(1,003)**	(1,068)
Earnings/(loss) before income taxes	**(320)**	(61)	**1,504**	1,044
Provision for/(recovery of) income taxes (note 5) - current	**5**	18	**16**	97
- future	**(115)**	(39)	**(37)**	1,021
Net earnings/(loss) for the period	**$ (210)**	$ (40)	**$ 1,525**	$ (74)
Deficit - Beginning of period	**$ 37,320**	$ 39,235	**$ 39,055**	$ 39,201
Deficit - End of period	**$ 37,530**	$ 39,275	**$ 37,530**	$ 39,275
Earnings/(loss) per share	**$ (0.01)**	$ (0.00)	**$ 0.04**	$ (0.00)

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2002	2001	**2002**	2001
	(unaudited)		(unaudited)	
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ -**	$ 265	**$ 6,592**	$ 5,064
Deposit received on future land sales	**-**	-	**1,000**	-
Collection of mortgages receivable	**-**	1,475	**-**	1,475
Interest and other income received	**18**	129	**326**	274
Cash payments				
Real estate commissions	**-**	-	**-**	(41)
Expenditures on land development	**(1,212)**	(353)	**(3,080)**	(1,665)
Payments of assumed liabilities	**-**	(28)	**-**	(78)
Income taxes paid/refunded	**2**	-	**58**	(147)
Payments of general and administrative and other	**(231)**	(371)	**(1,106)**	(1,123)
Interest paid	**-**	-	**-**	(22)
	(1,423)	1,117	**3,790**	3,737
INVESTING ACTIVITIES				
Restricted cash held in trust	**(7)**	-	**(1,009)**	-
FINANCING ACTIVITIES				
Bank loan	**-**	-	**-**	(750)
Redemption of Class A special shares	**-**	-	**(5,345)**	-
	-	-	**(5,345)**	(750)
INCREASE/(DECREASE) IN CASH	**(1,430)**	1,117	**(2,564)**	2,987
CASH BEGINNING OF PERIOD	**$ 1,430**	$ 1,938	**$ 2,564**	$ 68
CASH END OF PERIOD	**$ -**	$ 3,055	**$ -**	$ 3,055

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of Canadian dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2001 and should be read in conjunction with those financial statements.

2. Land sales

The Company's accounting policy is to not record land sales until all material conditions have been fulfilled and the Company has received cash deposits of at least 15% of the purchase price.

The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the results are not therefore an indication of sales that may be experienced in the rest of the year. The revenue is generated by specific projects as the marketplace dictates and buyers become available. During the period ended September 30, 2002, land sales included $6,200 and $390 to two purchasers (September 30, 2001 included land sales of $1,701, $1,658, $855 and $974 to four purchasers).

3. Mortgages receivable

A mortgage receivable for $5,115 is now in default after the purchaser failed to make payment on the due date. As the mortgage is now in default, the Company has discontinued accruing interest. Action has commenced to enforce the Company's security, which management believes to be adequate to fully recover the amount outstanding under the mortgage.

At September 30, 2002, there are mortgages of $80 (December 31, 2001 - $6,415) under agreements for sale for which deposits received are less than 15% and accordingly these sales and receivables have not been recognized in these financial statements. Land under development includes the land costs relating to these transactions.

4. Accounts payable and accrued liabilities

An amount of $1,435 is included for costs expected to be incurred on land that has been sold (December 31, 2001 - $2,440).

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Nine months ended	
	September 30, 2002	September 30, 2001
Earnings before income taxes	$1,504	$1,044
Expected income taxes	$ 581	$ 440
Large corporations tax	16	13
Effect of changes in rates	(618)	665
Total	$ (21)	$1,118

An increase in the future income tax assets of $585 has been included in the provision for income taxes for the period ended September 30, 2002 relating to the tax rates expected to be in effect when the sales of the Britannia and Burlington South sites are recognized. (September 30, 2001 included a provision of $665 for a reduction in the future income tax assets reflecting changes in the substantively enacted income tax rates in the Province of Ontario). The Province of Ontario has announced that it will delay the scheduled reductions in corporate income tax rates for one year. When this delay is substantively enacted, it will result in an additional increase in the future income tax asset of approximately $200.

6. Capital Stock

On May 9, 2002, the Company's capital was reorganized by Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the Company during the period. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit. Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

During the period ended September 30, 2002, the Company redeemed 15 of the 175 Class A special shares at a cost of $5,345. The redemption cost has been charged against share capital. There are 160 Class A special shares associated with each Class B common share after the redemption.

JANNOCK PROPERTIES LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATIONS SIX MONTHS ENDED JUNE 30, 2002

This document should be read in conjunction with the interim unaudited financial statements, which follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2001.

Results of Operations – Second Quarter 2002 versus Second Quarter 2001

Land sales of $390,000 for this quarter were from the sale of the Gloucester Drive site in Burlington. Last year, land sales for the quarter included $1,701,000 and $855,000 from the sale of two blocks at the Cooksville and King Forest sites.

A mortgage receivable for $5,115,000 remains in default after the purchaser failed to make payment on the due date. Action has commenced to enforce the Company's security, which management believes to be adequate to fully recover the amount outstanding under the mortgage.

Gross profit on land sales for this quarter was $18,000 compared with $636,000 in the same period last year, reflecting the different margins on the individual sites sold.

General and administrative expenses this quarter amounted to $340,000 compared with $401,000 for the same period last year. Interest income of $31,000 this quarter is significantly lower than in 2001 as the Company discontinued accruing interest on the mortgage receivable in default.

Results of Operations – Six months 2002 versus Six months 2001

Land sales of $6,592,000 for the six months include $390,000 for the Gloucester Drive site and $6,200,000 from the recognition of the sale of an 11-acre parcel at the McFarren site. This sale of the McFarren parcel was completed in late 2000 for $6,335,000 but in accordance with the Company's accounting policy, was not recognized as a sale at that time as the down payment received was less than 15%. The reduction in price to $6,200,000 was a discount to reflect early payment.

Last year, land sales for the six months included $1,658,000 and $1,701,000 from the sale of two blocks at the Cooksville site, $855,000 from the sale of a block at the King Forest site and $673,000 from the recognition of sales arising from the collection of vendor mortgages that were held on the Tyandaga site.

Gross profit on land sales for the six months was $2,242,000 compared with $1,637,000 in the same period last year, reflecting the different margins on the individual sites sold.

General and administrative expenses this year amounted to $724,000 compared with $752,000 for the same period last year. Interest and other income of $306,000 in 2002, includes a deposit of $250,000 that was forfeited by a buyer on an uncompleted sale of one of the Burlington sites. Interest income is significantly lower than in 2001 as the Company discontinued accruing interest on the mortgage receivable in default.

An agreement has been made to sell the 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing zoning on the site can be obtained for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. A deposit of $1million was received for this transaction and is being held in trust. Subject to achievement of satisfactory zoning, closing of the sale is not expected to occur until 2003. A hearing to adjudicate upon the land use proposals for this site before the Ontario Municipal Board is scheduled to commence in September 2002. The City of Mississauga is vigorously opposing the Company's application to rezone this site to a mixture of residential and other uses and the outcome could have a material impact on the value of this property.

Conditional agreements have also been made to sell two other parcels of land. An 11-acre apartment block at the Cooksville site in Mississauga is expected to be sold for $6.9 million subject to rezoning and includes a vendor take back mortgage of $5.5 million. The 73-acre Burlington South site in Burlington is expected to be

sold for $3.8 million cash subject to completion of due diligence. Closing of both sales is expected to occur later this year.

Cash Flows - Second Quarter 2002 versus Second Quarter 2001

Cash provided by operating activities this year amounted to $379,000 compared to $1,585,000 for the same period last year. This reduction was mainly due to the lower level of land sales offset in part by the $1,000,000 deposit received on the future sale of the Britannia site.

Cash outflows for financing activities consisted of a distribution to shareholders of $5,345,000 through the redemption of Class A special shares. In the same period last year cash flows relating to financing activities included the repayment of $1,275,000 in bank loans.

Cash outflows for investing purposes this year consisted of the deposit of $1million, which is being held, in trust for the future sale of the Britannia site.

Cash Flows – Six months 2002 versus Six months 2001

Cash provided by operating activities this year amounted to $5,213,000 compared to $2,620,000 for the same period last year. This increase was mainly due to higher land sales and the deposit received on the future sale of the Britannia site.

Cash outflows for financing activities consisted of a distribution to shareholders of $5,345,000 through the redemption of Class A special shares. In the same period last year cash flows relating to financing activities included the repayment of $750,000 in bank loans.

Cash outflows for investing purposes this year consisted of the deposit of $1million, which is being held, in trust for the future sale of the Britannia site.

Cumulative Cash Flows since inception in March 2000

Cash receipts from operations	25,614,000
Cash spending	(14,274,000)
Restricted cash held in trust	(1,002,000)
Net cash available for distribution	10,338,000
Shareholder distribution – August 2000	(3,563,000)
Shareholder distribution – June 2002	(5,345,000)
Undistributed cash at June 30, 2002	1,430,000

Financial Position

Total assets at June 30, 2002 were $29,765,000 compared with $33,040,000 at December 31, 2001. Land under development decreased by $3,504,000 mainly due to the cost of land sales that were recorded during the period.

Liabilities at June 30, 2002 were $3,253,000 compared with $2,918,000 at December 31, 2001. The costs that are expected to be incurred on land that has been sold decreased by $991,000 but were offset by an increase in deposits on land sales of $1,002,000. The only current usage of the revolving credit facility is for outstanding letters of credit of $3,849,000.

At June 30, 2002, total vendor take-back mortgages that are held by the Company amounted to $5,419,000 (December 31, 2001- $11,754,000) and consisted of:

a) $5,339,000 (December 31, 2001 - $5,339,000) that are carried as receivables on the balance sheet. Included in this amount is a mortgage for $5,115,000 that is now in default.
b) $80,000 (December 31, 2001 - $6,415,000) that are not carried as receivables on the Company's balance sheet, relating to sales agreements where the deposits received to date are less than 15%. The reduction resulted from the early repayment of a mortgage receivable of $6,335,000 that was received during the First Quarter of 2002.

At June 30, 2002 the current status of the Company's real estate inventory was:

Municipality	Site	Acres	Current status
Mississauga	Cooksville	11	Conditional sale at $6.9 million
Mississauga	Britannia	221	Conditional sale at $28 million
Burlington	King Forest	38*	Being marketed
Burlington	Burlington South	73*	Conditional sale at $3.8 million
Milton	Urban	48	Being marketed
Milton	Rural	301	Under study

* Saleable acres

Capital Reorganization

On May 9, 2002, the Company's capital was reorganized by Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175 Class A Special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro-rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the Company during the period. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit. Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

During the period ended June 30, 2002 the Company redeemed 15 of the 175 Class A special shares at a cost of $5,345. The redemption cost has been charged against share capital. There are 160 Class A special shares associated with each Class B common share after the redemption.

Risks and Uncertainties

The equity interest in Jancor Companies, Inc. (Jancor) was sold in 2001 in exchange for a 25% share of any net proceeds to equity holders if Jancor is sold. The extent to which any of the income tax losses associated with this sale can be used to shelter future earnings for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties. It is not possible to predict what proceeds, if any, may be received by Jannock Properties in the future.

Based on its unaudited results, Jancor is profitable through the first six months of 2002 and is ahead of 2001 for the comparable period. Resin costs have been increasing during 2002 and it is likely that earnings in the second half of the year will be lower than in the same period last year. Jancor continued to reduce its debt during the first half of 2002.

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2002

This document should be read in conjunction with the interim unaudited financial statements, which follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2001.

Results of Operations – Third Quarter 2002 versus Third Quarter 2001

There were no land sales recorded for the Third Quarter this year. Last year, land sales for the quarter were $301,000 from the recognition of sales arising from the collection of vendor take-back mortgages that were held on the Tyandaga site.

Gross losses on land sales for this quarter were $52,000 compared with gross profits of $135,000 in the same period last year. The losses this quarter related to cost of sales adjustments associated with a property that had previously been recorded as a sale.

General and administrative expenses this quarter amounted to $279,000 compared with $316,000 for the same period last year. Interest income of $11,000 this quarter is significantly lower than in 2001 as the Company has discontinued accruing interest on the mortgage receivable in default.

A conditional agreement has recently been made to sell a 48-acre residential site in Milton for $3.5 million of which $2.6 million will be a vendor take-back mortgage.

Results of Operations – Nine Months 2002 versus Nine Months 2001

Land sales of $6,592,000 for the nine months include $390,000 for the Gloucester Drive site and $6,200,000 from the recognition of the sale of an 11-acre parcel at the McFarren site. This sale of the McFarren parcel was completed in late 2000 for $6,335,000 but, in accordance with the Company's accounting policy, was not recognized as a sale at that time as the down payment received was less than 15%. The reduction in price to $6,200,000 was a discount to reflect early payment.

Last year, land sales of $5,191,000 for the nine months included $1,658,000 and $1,701,000 from the sale of two blocks at the Cooksville site, $855,000 from the sale of a block at the King Forest site and $974,000 from the recognition of sales arising from the collection of vendor mortgages that were held on the Tyandaga site.
Gross profit on land sales for the nine months was $2,190,000 compared with $1,772,000 in the same period last year, reflecting the different margins on the individual sites sold.

General and administrative expenses this year amounted to $1,003,000 compared with $1,068,000 for the same period last year. Interest and other income of $317,000 in 2002 includes a deposit of $250,000 that was forfeited by a buyer on an uncompleted sale of one of the Burlington sites. Interest income is significantly lower than in 2001 as the Company has discontinued accruing interest on the mortgage receivable in default.

An agreement has been made to sell the 221-acre Britannia Road property in Mississauga to Mattamy Development Corporation providing zoning on the site can be obtained for residential, office and institutional uses. The sale price is $28 million cash subject to adjustments based on the final development plan for the site. A deposit of $1 million was received for this transaction and is being held in trust. Subject to achievement of satisfactory zoning, closing of the sale is not expected to occur until 2003. The hearing to adjudicate upon the land use proposals for this site before the Ontario Municipal Board commenced on September 10th, 2002 and is expected to continue until at least December. The City of Mississauga is vigorously opposing the Company's application to rezone this site to a mixture of residential and other uses and the outcome would have a material impact on the value of this property and consequently the value of the Company.

Conditional agreements are currently in place to sell three other parcels of land:
- $6.9 million for an 11-acre apartment block at the Cooksville site in Mississauga, which includes a vendor take-back mortgage of $5.5 million.
- $3.8 million cash for the 73-acre Burlington South.
- $3.5 million for a 48-acre residential site in Milton of which $2.6 million will be a vendor take-back mortgage.

Closing of these sales is expected to occur later this year or early next year but as these sales are conditional there can be no assurance that they will close.

Cash Flows - Third Quarter 2002 versus Third Quarter 2001

Cash outflows used in operating activities this year amounted to $1,423,000 compared to inflows of $1,117,000 for the same period last year. Cash receipts this year of $18,000 were $1,851,000 lower than last year which included $265,000 from land sales and $1,475,000 from the receipt of a mortgage receivable. Expenditures were $689,000 higher than last year mainly due to costs associated with the Ontario Municipal Board hearing on the future of the Britannia site.

There were no significant cash flows for financing or investing activities in either 2002 or 2001.

Cash Flows – Nine Months 2002 versus Nine Months 2001

Cash provided by operating activities this year amounted to $3,790,000 compared to $3,737,000 for the same period last year. Cash receipts this year of $7,918,000 include a $1 million deposit received on the future sale of the Britannia site and are $1,105,000 higher than last year. Cash expenditures this year are $4,128,000 and are $1,052,000 higher than last year mainly due to spending of approximately $1 million that relates to the Ontario Municipal Board hearing on the future of the Britannia site.

Cash outflows for investing purposes this year consisted of a deposit of $1 million, which is being held in trust for the future sale of the Britannia site.

Cash outflows for financing activities consisted of a distribution to shareholders of $5,345,000 through the redemption of Class A special shares. In the same period last year, cash flows relating to financing activities included the repayment of $750,000 in bank loans.

Cumulative Cash Flows since Inception in March 2000

Cash receipts from operations	$ 25,632,000
Cash spending	(15,715,000)
Restricted cash held in trust	(1,009,000)
Net cash available for distribution	8,908,000
Shareholder distribution – August 2000	(3,563,000)
Shareholder distribution – June 2002	(5,345,000)
Undistributed cash at September 30, 2002	$ 0

Financial Position

Total assets at September 30, 2002 were $29,839,000 compared with $33,040,000 at December 31, 2001. Land under development decreased by $3,475,000 mainly due to the cost of land sales that were recorded during the period. Land held for development has increased by $1,765,000 mainly because of expenditures related to the Ontario Municipal Board hearing on the future of the Britannia site.

Liabilities at September 30, 2002 were $3,537,000 compared with $2,918,000 at December 31, 2001. The costs that are expected to be incurred on land that has been sold decreased by $1,005,000 but were offset by an increase in deposits on land sales of $1,009,000. At September 30, 2002 the only usage of the revolving credit facility was for outstanding letters of credit of $3,709,000.

At September 30, 2002, total vendor take-back mortgages that are held by the Company amounted to $5,419,000 (December 31, 2001 - $11,754,000) and consisted of:

a) $5,339,000 (December 31, 2001 - $5,339,000) that are carried as receivables on the balance sheet. Included in this amount is a mortgage for $5,115,000 that is in default after the purchaser failed to make payment on the due date. Action has commenced to enforce the Company's security under a power of sale and the property has been listed for sale. Net proceeds are expected to be sufficient to recover the amounts outstanding on the mortgage.
b) $80,000 (December 31, 2001 - $6,415,000) that are not carried as receivables on the Company's balance sheet, relating to sales agreements where the deposits received to date are less than 15%. The reduction

resulted from the early repayment of a mortgage receivable of $6,335,000 that was received during the First Quarter of 2002.

At September 30, 2002 the current status of the Company's real estate inventory was:

Municipality	Site	Acres	Current status
Mississauga	Cooksville	11	Conditional sale at $6.9 million
Mississauga	Britannia	221	Conditional sale at $28 million
Burlington	King Forest	38*	Being marketed
Burlington	Burlington South	73*	Conditional sale at $3.8 million
Milton	Urban	48	Conditional sale at $3.5 million
Milton	Rural	301	Under study

* Saleable acres

Capital Reorganization

On May 9, 2002, the Company's capital was reorganized by Special Resolution of the shareholders amending the articles of the Company. Under the reorganization, each common shareholder received 175 Class A Special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. Six common shares held by a shareholder who had dissented to the reorganization were purchased by the Company during the period. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.

Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

During the period ended September 30, 2002, the Company redeemed 15 of the 175 Class A special shares at a cost of $5,345. The redemption cost has been charged against share capital. There are 160 Class A special shares associated with each Class B common share after the redemption.

Contingent Asset

The Company sold its equity interest in Jancor Companies, Inc. (Jancor), a US manufacturer of residential vinyl siding, windows and, outdoor furniture, in 2001. After the sale, Jannock Properties no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to 25% of any net proceeds to the equity holders if and when the purchaser sells Jancor. Currently there are no prospects for a sale of the business and it is unlikely that the owners will seek a buyer for Jancor for some time.

Jancor has generated free cash flow for the past two years enabling it to reduce its debt significantly.
It is not possible to predict what proceeds, if any, Jannock Properties may receive in the future.

The extent to which any of the income tax losses associated with the sale of the equity interest in Jancor can be used to shelter future earnings for Jannock Properties is uncertain and accordingly the benefit relating to these losses has not been reflected as an asset on the balance sheet of Jannock Properties.

Computershare

Investor Services
Computershare Trust Company of Canada

100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 416-981-9500 **Canada**
Facsimile 416-981-9800 Australia
www.computershare.com Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

August 27, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Canadian Venture Exchange -CDNX

Dear Sirs:

Subject: Jannock Properties Limited

We confirm that the following English material was sent by pre-paid mail on August 27, 2002 to the registered shareholders of Common shares of the subject Corporation:

1. Press Release/Second Quarter Report ended June 30, 2002

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List in compliance with current Securities Legislation requirements

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

(Signed)
Charmaine Mullings
Assistant Account Manager
Stock Transfer Services
(416) 263-9522
(416) 981-9800 Fax

c.c. Jannock Properties Limited

Computershare

Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

November 7, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
TSX Venture Exchange

Dear Sirs:

Subject: Jannock Properties Limited

We confirm that the following English material was sent by pre-paid mail on November 7, 2002, to the registered unitholders of the subject Corporation:

1. Press Release/Third Quarter Report ended September 30, 2002

We also confirm that a copy of the above was mailed to all non-registered unitholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

(Signed)
Charmaine Mullings
Assistant Account Manager
Stock Transfer Services
(416) 263-9522
(416) 981-9800 Fax

c.c. Jannock Properties Limited
/cm